Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

The following is an email sent to employees of Energy Vault, Inc.

Subject: Energy Vault to Become Publicly Traded Company on New York Stock Exchange

Dear Energy Vault Team,

I am thrilled to announce a significant milestone for Energy Vault as we plan to become a public company and list our stock on the New York Stock Exchange. This milestone is similar to an initial public offering (IPO), accomplished through a business combination with a special purpose acquisition company (SPAC), Novus Capital Corporation II (NYSE: NXU). The Wall Street Journal covered this news a short while ago, which can be viewed at the following https://www.wsj.com/articles/renewable-storage-firm-energy-vault-reaches-1-6-billion-spac-deal-to-go-public-11631136600.

Because Novus Capital Corporation II is already publicly traded, Energy Vault will become a public company when the deal is complete, trading on NYSE under the ticker symbol “GWHR.” We expect to complete the transaction in the first quarter of 2022, subject to customary closing conditions. We will continue to operate under the Energy Vault name and there will be no meaningful changes to the team or how we operate day to day. It’s business as usual at Energy Vault.

As you see in the article, the deal was announced at a pro-forma equity value of $1.6 Billion USD.  This event provides significant financial resources to fund our accelerated growth and globally scale our game changing environmentally sustainable energy storage technology. As a public company, we will be ideally positioned to meet the fast-growing demand for energy storage worldwide by offering a revolutionary new solution to existing approaches that is reliable, scalable and economic. With gross cash proceeds of this transaction to provide up to $388 million, we are all the more excited to kick off the next chapter in our journey to accelerate global decarbonization by creating gravity-based, grid-scale energy storage solutions that enable large-scale power resiliency and will allow for renewable energy to replace fossil fuels 24 hours a day.

However, as we enter this new chapter, there are some rules we must all follow. The U.S. Securities and Exchange Commission (SEC) has strict guidelines governing external communications. To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Accordingly, we ask that you refrain from making statements about our company or our performance in open forums (e.g., online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective customers, etc.). Please see the attached guidelines for posting on social media about this event.

If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “We’re really proud and excited, but it’s business as usual at Energy Vault.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Should you receive any press inquiries, please forward details of the inquiry to media@energyvault.com who can help handle media requests appropriately during this sensitive time. Understanding that communications are highly regulated through this process, please know that we will continue to share updates with you as we have more to report.

It is an exciting time for all of us at Energy Vault and I want to take this moment to thank you all for your continued hard work and dedication to our Mission of accelerating the decarbonization of our planet as we work to achieve our Vision in becoming the most prominent energy storage platform of the 21st Century. Sacrifices were made by all of you through the COVID period which will never be lost on me or this company, and appreciate all of you who worked through the tough times to get us to the point we are today.

Best

Rob

Forward Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of Energy Vault’s business and timing of deployments, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Energy Vault’s and Novus’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and the Current Report on Form 8-K filed on September 9, 2021 and other documents of Novus filed, or to be filed, with the SEC.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Novus and its directors and executive officers may be deemed participants in the solicitation of proxies of Novus’ shareholders in connection with the proposed business combination. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus’ executive officers and directors in the solicitation by reading Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus’ participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Notice: Information contained and transmitted by this email is confidential and proprietary to Energy Vault. Information is for use only by the intended recipients. If you are not the intended recipient, you are notified that dissemination or copying of this email or its contents is strictly prohibited; you are requested to delete this email immediately and notify the sender.